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MEMORANDUM
TO:                Chad Eskildsen
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              November 6, 2006

SUBJECT:           Response to Comments to Form N-1A for JNL Investors
                   Series Trust (the "Trust")
                   File Nos: 333-43300 and 811-10041
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This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on November 3, 2006 to the Trust's 485APOS filing on Form N1-A, and its original response memorandum dated November 1, 2006 filed via EDGAR.

Each of the comments, as we understood them, is repeated below in italics, with responses immediately following.

PROSPECTUS

1. EXPLAIN APPROPRIATENESS OF THE USE OF THE WORD "INDEX" IN THE FUND NAME JACKSON PERSPECTIVE INDEX 5 FUND:

     Rule 35d-1 does not apply to, or codify previous SEC staff positions with respect to, investment company names including the terms "balanced," "index," "small, mid or large capitalization," "international," or "global." However, the release adopting the Rule 35d-1 indicates that SEC staff will continue to scrutinize investment company names using these and other terms not specifically covered by the rule to determine whether they are misleading. Further, a footnote in the release indicates the SEC staff's view that the terms "small, mid or large capitalization" and "index" suggest a focus on a particular type of investment, and funds that use these terms will be subject to an 80% investment requirement.

     The Principal investment objective of the Jackson Perspective Index 5 Fund is to seek to achieve its objective by investing in the securities attempting to match the characteristics of the following index strategies:

          o The S&P(R) 500 Index Strategy;
          o The S&P(R) 400 MidCap Index Strategy;
          o The Small Cap Index Strategy;
          o The International Index Strategy; and
          o The Bond Index Strategy.

     The Perspective Index 5 Fund expects to invest in the securities determined by each of the strategies with an approximately equal amount initially invested pursuant to each strategy.

     Therefore, we previously added the underscored language, as outlined in our original response memorandum dated November 1, 2006 but in response to the comments received on November 3rd, the language as noted below has been deleted:

     PRINCIPAL INVESTMENT STRATEGIES. The Perspective Index 5 Fund seeks to achieve its objective by investing NORMALLY, AT LEAST 80% OF ITS ASSETS (NET ASSETS PLUS THE AMOUNT OF ANY BORROWINGS FOR INVESTMENT PURPOSES), in the securities attempting to match the characteristics of the following indices:

          o The S&P(R) 500 Index Strategy;
          o The S&P(R) 400 MidCap Index Strategy;
          o The Small Cap Index Strategy;
          o The International Index Strategy; and
          o The Bond Index Strategy.

STATEMENT OF ADDITIONAL INFORMATION

1. PLEASE MAKE THE CHANGES NOTED IN GUIDELINE 19 AND FOOTNOTE 35 FROM THE 1983 GUIDELINES TO FORM N-1A.

     We have added the underscored language to the original response in response to additional comments received on November 3rd:

     (1) A Fund may not invest more than 25% of the value of its respective assets in any particular industry, except that THE MONEY MARKET FUND may invest more than 25% in the domestic banking industry, including, where applicable, United States branches of foreign banks. In certain situations, instruments issued by foreign branches of domestic banks, where appropriately backed by a United States domestic bank parent, will be considered instruments of United States domestic banks. It should be noted that United States domestic bank investment instruments are not guaranteed by the Federal Deposit Insurance Company (FDIC), nor any other government agency. We cannot guarantee the value of any United States domestic bank investment instruments.

As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about December 1, 2006.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

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1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517 Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

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